Plei, Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Reviewed by:



TaxDrop LLC

A New Jersey CPA Group

Financial Statements

Plei, Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 22, 2020

To: Board of Directors of Plei, Inc.
     Attn: Sebastian Duque, CEO

Re: 2017 and 2018 Financial Statement Review
     Plei, Inc.

We have reviewed the accompanying financial statements of Plei, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income, equity, and cash flows for the period of January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

PLEI, INC.
BALANCE SHEET
As of December 31, 2018 and 2017
(Unaudited)

ASSETS		**2018**		**2017**
Current Assets				
Cash and cash equivalents	$	6,230	$	2,272
Accounts receivable		500		58
Total Assets	$	6,730	$	2,330
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Convertible notes	$	154,000	$	100,000
Accrued interest		12,872		3,185
Total Liabilities		166,872		103,185
STOCKHOLDERS' EQUITY				
Common Stock: $0.00001 par value;		51		50
authorized 10,000,000 shares				
issued and outstanding 5,065,000 and 5,000,000 shares				
as of December 31, 2018 and 2017 respectively				
Subscription receivable		0		(11)
Additional paid in capital		165,923		52,434
Retained earnings		(326,116)		(153,328)
Total Stockholders' Equity		(160,142)		(100,855)
Total Liabilities and Stockholders' Equity	$	6,730	$	2,330

See Independent Accountants Review Report and Notes to Financial Statements

PLEI, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Revenues	$ 18,031	$ 22
Cost of revenues	5,185	901
Gross profit (loss)	12,846	(879)
Operating expenses		
General and administrative	49,558	16,705
Sales and marketing	1,463	1,339
Software development	124,926	131,220
Total operating expenses	175,947	149,264
Net Operating Income (Loss)	(163,101)	(150,143)
Interest expense	9,687	3,185
Net Income (Loss)	$ (172,788)	$ (153,328)

See Independent Accountants Review Report and Notes to Financial Statements

PLEI, INC.
STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2018 and 2017
(Unaudited)

	Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value				
Balance as of January 24, 2017 (Inception)	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	5,000,000	50	52,434	(11)	0	52,473
Net Income (Loss)	0	0	0	0	(153,328)	(153,328)
Balance as of December 31, 2017	5,000,000	50	52,434	(11)	(153,328)	(100,855)
Issuance of common stock	65,000	1	5,099	0	0	5,100
Payment for common stock	0	0	108,390	11	0	108,401
Net Income (Loss)	0	0	0	0	(172,788)	(172,788)
Balance as of December 31, 2018	5,065,000	$ 51	$ 165,923	$ 0	$ (326,116)	$ (160,142)

See Independent Accountants Review Report and Notes to Financial Statements

PLEI, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Operating Activities		
Net Income (Loss)	$ (167,688)	$ (153,328)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(442)	(58)
Increase (Decrease) in accrued interest	9,687	3,185
Net cash used in operating activities	(158,443)	(150,201)
Financing Activities		
Issuance of convertible notes	54,000	100,000
Issuance of common stock	113,501	52,473
Net change in cash from financing activities	167,501	152,473
Net change in cash and cash equivalents	3,958	2,272
Cash and cash equivalents at beginning of period	2,272	0
Cash and cash equivalents at end of period	$ 6,230	$ 2,272

See Independent Accountants Review Report and Notes to Financial Statements

PLEI, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - NATURE OF OPERATIONS

Plei, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated on January 24, 2017 ("Inception") in the State of Delaware. The Company is developing an app that connects soccer players together to play and book and pay for fields at partner soccer facilities. The Company's headquarters is in Miami, Florida.

Since Inception, the Company has relied on the issuance of stock and convertible notes to fund its operations. As of December 31, 2018, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. The company operates in a very highly regulated environment that is still growing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017, the Company had $6,230 and $2,272 in cash and cash equivalents, respectively.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. As of December 31, 2018, the Company had an accrued liability of $0. Actual refunds and chargebacks could differ from the Company's estimates.

Fixed Assets

Fixed assets, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2018, the company had no fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2018 and 2017, the company recognized $18,031 and $22, respectively.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2018 and 2017, the Company had $500 and $58 of accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

The company does not yet have an equity-based compensation plan.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHORT TERM DEBT

In 2017 the Company issued convertible notes totaling $100,000 with an interest rate of 5% annually and a maturity date of September 1, 2018. In 2018 the Company issued convertible notes totaling $54,000 with an interest rate of 5% annually and a maturity date of December 31, 2019. The notes issued in 2017 have been extended to December 31, 2019.

The notes are automatically convertible into conversion stock on the completion of an equity offering of $250,000 or more. The notes may be converted at the time of the maturity date if no equity financing has taken place. The conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has one class of common stock. A total of 10,000,000 shares of common stock have been authorized. During 2017 the Company issued 5,000,000 shares, and the Company issued 65,000 shares in 2018. As of December 31, 2018, 233,326 shares were unvested, and 4,766,674 were fully vested.

NOTE 6 – STOCK-BASED COMPENSATION

Stock Option Plan

The Company does not currently have an equity incentive plan. The company intends to adopt an equity incentive plan.

NOTE 7– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss for the year ending December 31, 2018 and 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Loan

In 2019, the Company entered into standard promissory notes totaling $41,719 with stated total interest of $8,344. A note totaling $21,719 has payments due on the 10th of every month starting on February 10th, 2020, with the remaining balance to be paid on July 10th, 2021, the due date. A note totaling $20,000 has payments due on the 10th of every month starting on October 10th, 2019, with the remaining balance to be paid on March 10th, 2021, the due date.

Anticipated Crowdfunded Offering

The Company is offering up to $1,070,000 Simple Agreements for Future Equity ("SAFEs") (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January 22, 2020 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.